UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

AMERCO

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023586100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100   13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James P. Shoen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

	5.	Sole Voting Power 860,191

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 860,191
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 860,191

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 4.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

AMERCO

(b)	Address of Issuer’s Principal Executive Offices:

5555 Kietzke Lane, Suite 100, Reno, NV 89511

Item 2.

(a)	Name of Person Filing:

James P. Shoen

(b)	Address of Principal Business Office or, if None, Residence:

295 Palmas Inn Way, #104-363, Humacao, PR 00791

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

023586100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☒ Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

860,191

(b)	Percent of Class:

4.4%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

860,191

(ii) shared power to vote or to direct the vote:

 0

(iii) sole power to dispose or to direct the disposition of:

860,191

(iv) shared power to dispose or to direct the disposition of:

 0

-3

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

/s/ James P. Shoen JAMES P. SHOEN

-4